UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 6 May 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 6 MAY 2021

Shareholders are advised that at the virtual Annual General Meeting of Gold Fields Limited held on Thursday, 6 May 2021, all the ordinary and special resolutions, as well as the advisory endorsements of the company's remuneration policy and remuneration implementation policy, as set out in the notice of the Annual General Meeting dispatched to shareholders on 31 March 2021 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: **887 564 061**

Total number of shares present / represented
including proxies at the meeting: **670 484 866**
being **75.54%** of the total votable shares

Ordinary resolutions	Number of shares voted	Percentage of shares voted	Percentage for	Percentage against	Percentage abstained
1: Appointment of PwC as external auditors	669,493,725	75.43%	99.99%	0.01%	0.11%
2.1: Election of director – CI Griffith	669,620,164	75.44%	99.98%	0.02%	0.10%
2.2: Election of director – PG Sibiya	669,622,767	75.45%	99.30%	0.70%	0.10%
2.3: Re-election of director – CA Carolus	669,329,692	75.41%	97.09%	2.91%	0.13%
2.4: Re-election of director – SP Reid	669,622,923	75.45%	98.62%	1.38%	0.10%
2.5: Re-election of director – CE Letton	669,619,746	75.44%	99.98%	0.02%	0.10%
3.1: Re-election of audit committee member and chairperson – YGH Suleman	669,618,909	75.44%	99.96%	0.04%	0.10%
3.2: Re-election of audit committee member – A Andani	669,626,036	75.45%	99.97%	0.03%	0.10%
3.3: Re-election of audit committee member – PJ Bacchus	669,616,217	75.44%	99.97%	0.03%	0.10%
3.4: Re-election of audit committee member – PG Sibiya	669,570,480	75.44%	99.92%	0.08%	0.10%
4: Approval for the issue of authorised but unissued ordinary shares	669,614,085	75.44%	93.69%	6.31%	0.10%

Special Resolutions	Number of shares voted	Percentage of shares voted	Percentage for	Percentage against	Percentage abstained
1: Approval for issue of shares for cash	669,630,793	75.45%	93.78%	6.22%	0.10%
Advisory endorsement of Remuneration Policy	669,571,951	75.44%	94.74%	5.26%	0.10%
Advisory endorsement of Remuneration Implementation Report	668,197,353	75.28%	98.27%	1.73%	0.26%
2: Approval for the remuneration of non-executive directors	669,583,560	75.44%	99.34%	0.66%	0.10%
3: Approval for the Company to grant inter-group financial assistance in terms of section 44 and 45 of the Act	669,536,187	75.44%	98.65%	1.35%	0.11%
4: Approval for the Acquisition of the Company's own shares	669,576,657	75.44%	99.83%	0.17%	0.10%

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No 71 of 2008.

Remarks by the Gold Fields Chair, Ms Cheryl Carolus, at the Gold Fields AGM on 6 May 2021:

Dear stakeholders

Let me start this meeting by paying tribute to the colleagues who lost their lives due to mining accidents and the Covid-19 pandemic since the beginning of last year. In June 2020, Abel Magajane and, last month, Vumile Mgcine, passed away in underground mining incidents at South Deep. Their families, friends and colleagues remain in our hearts as they mourn.

The spectre of COVID 19 has continued to loom large in our lives in this past year. The virus claimed the lives of 11 Gold Fields' employees and contractors. A number of our colleagues also lost loved ones to the virus. On behalf of the Board, I want to express our heartfelt condolences to the families and friends of the deceased.

A year ago none of us could have foreseen that the pandemic would still be with us and what the consequences of the pandemic could be. I want to once again commend management on its proactive and comprehensive approach to, first and foremost, protecting our workforce, while at the same time keeping our mines and projects running safely and assisting our host communities and governments in mitigating the pandemic's impact.

We expect that the pandemic will remain a reality for months to come, perhaps even years, and could impact our operational plans in yet unforeseen ways. The Board has requested the Group's management team to develop strategies on how we can assist in making vaccines available to our workforce, and, where appropriate, to families and communities, as well as continue assisting our people and business to adjust to this 'new normal'. The Board has complete confidence in the ability of the Gold Fields management team and its workforce to continue dealing responsibly with the ongoing impact of Covid-19.

Succession planning and implementation – both at executive and non-executive level - has become a normal and healthy part of the life of this Company. With this in mind, I would formally like to welcome Chris Griffith, our new CEO, who joined Gold Fields just over a month ago on the 1st of April, following Nick Holland's retirement at the end of March. This has been a very smooth process and we are delighted to have attracted a leader of Chris' calibre to lead Gold Fields in the next stage of the companies' growth. Chris has deep-rooted operational mining experience and an impressive track record on safety, sustainability and innovation.

I once again want to express the Board's gratitude to Nick, who led this company as CEO for 13 years after 10 years as its CFO. Nick can take credit for a Company that has chartered its own course over the past decade to become a global leader in mechanised and sustainable gold mining.

I also want to pay tribute to Rick Menell, who stepped down as Deputy Chairperson after 13 years in February this year. Rick has fulfilled many substantial roles on the Board over this period and led the search for the new CEO. I want to thank him for his support and invaluable contribution. We also accepted the resignation of Phuthi Mahanyele-Dabengwa due to her role as Naspers' CEO. With the appointment of Philisiwe Sibiya, we have found a well-qualified leader with solid business experience. We wish Phuthi well and welcome Philisiwe to the Board.

I want to use this opportunity to announce my intention to step down from the Board of Gold Fields, both as Chair and a non-executive director, at the AGM in 2022. I do believe that after 12 years it is time for me to move on in the best interest of the Company and good governance, and to announce this timeously and transparently to enable the Board to find a successor.

I believe the year is adequate for myself and the board to ensure a smooth leadership transition for Chris and to have the necessary time for a proper search for a new Chairperson and enable an orderly handover to my successor.

Let me now provide a brief overview of the Company's performance over the period under review. Our 2020 operational performance speaks for itself – despite the challenges and disruptions of the year, the Company delivered a strong set of results in 2020. The impact of Covid-19 was limited to approximately 3% of production and, while our operations spent an additional US$30m to deal with the pandemic, both costs and production were within revised market guidance.

Amid record net cash-flows and earnings – both more than double our performance in 2019 - we reduced net debt by almost US$600m, placing our balance sheet in a very healthy position and could well be close to zero net debt within 18 months, while also bringing Salares Norte into construction and eventual production. Our shareholders also received a total dividend of R4.80/share for 2020, three times that of 2019.

In February last year, the Board approved the go ahead for the US$860m Salares Norte project in Chile. Construction proceeded as planned during the year, despite the pandemic, and is set for completion in Q1 2023. Salares Norte is the latest building block in the Company's growth-through-development programme of the past four years, during which we also effectively built two new mines, Gruyere in Australia and Damang in Ghana. Both mines are now contributing meaningfully to the Group's cash-flow, as is South Deep, which continues to show strong financial and operational improvements.

Gold Fields places a high value on maximising in-country and host community economic impact. The Group's value distribution to national economies amounted to US$2.85bn in 2020. Of this, US$677m – 28% – remained with our host communities. We achieved this by preferentially employing from our host communities, prioritising procurement from community enterprises and channelling our socio-economic development (SED) spend to these communities. Over the past five years, we have created over US$3.5bn in host community value, which is a significant investment in the economic wellbeing of our communities and the estimated 435,000 people who reside there.

At the same time, we need to ensure that our mining activities do not adversely impact the environment. Pleasingly, we recorded zero serious environmental incidents for the second year in a row – a good yardstick of our success in this area. Similarly, our high levels of water recycling and reuse limited our uptake of freshwater from our catchment areas, while our continued investment in renewable energy is one of the ways we limit our carbon emissions. During 2020, we successfully commissioned renewable microgrids at our Agnew and Granny Smith mines in Australia. Furthermore, a renewable microgrid is under construction at Gruyere mine. And now that we have received the relevant approvals from government, South Deep will be the next operation in our portfolio to build a solar plant. The Board approved the R660m construction of the plant this week and it should be operational in a year's time.

The Board also seeks to further improve the diversity and inclusivity of the Company's workforce. While we made some progress – with around 20% of our workforce now female – we still have a way to go to truly reflect the demographics of the countries in which we operate. With the rapid modernisation of our mines, we also need to ensure that our workforce is appropriately skilled to meet the challenges of digitisation and automation. We are adapting training, skills development and recruitment policies to ensure our people can succeed in these new ways of working.

In recent years, managing environmental, social and governance (ESG) issues has become an increasingly critical consideration for our stakeholders – particularly investors. Together with management, the Board is developing a range of strategic ESG priorities ranging from safety to climate change, diversity and communities. Before the end of the year, we plan to publish detailed targets and timelines for these priorities.

The Board wishes to thank all our stakeholders for their ongoing engagement with the company. Working together we are stronger.
With these remarks let me now proceed to the business of this meeting."

Remarks by the Chair of the Gold Fields Social, Ethics and Transformation Committee, Dr Carmen Letton, at the Gold Fields AGM on 6 May 2021,

"Good afternoon shareholders and our management team.

I want to start by supporting our Board and Chairperson's praise for the strong commitment Gold Fields leaders and employees have shown in assisting each other, their communities, and their governments during the current COVID-19 crisis. It has been a trying few months and together we have managed the pandemic and delivered sound operational results despite the Covid-19 headwinds.

I would also like to echo our Chairperson's condolences to the families and friends of our 11 colleagues who have died since January last year either as a result of exposure to Covid-19 or in the two fatal incidents at our South Deep mine. Keeping our people safe remains the continuing focus of Gold Fields Board and management teams. We will also continue to extend a helping hand to our host communities wherever and however we can assist them through the pandemic.

On behalf of the Board I also want to express our deepest condolences to you Cheryl for the recent loss of Graeme. He was a remarkable man who loved this country and whose work contributed to making a difference to society.

It is the responsibility and has been the focus of the Social, Ethics and Transformation Committee to ensure that Gold Fields has sound relationships with our stakeholders through responsible business practices in line with industry-leading guidelines. This wide-ranging mandate built around our employees and contractors, communities, governments, investors and business partners is at the heart of Gold Fields' activities as we strive to be net impact positive and net value accretive.

Mining is an industry that has significant impacts on the stakeholders it interacts with and the countries and communities in which it operates. It is therefore critical that we develop strong relationships and trust with these stakeholders to create enduring value both for the Company and its stakeholders.

The Company's Stakeholder Relationship and Engagement Policy, approved by the Board in 2020, seeks to translate this vision into specific commitments.

This commitment has come to the fore during the Covid-19 pandemic, which, while undoubtedly taking a personal and professional toll on our People, has also brought out the best in them. They have not only ensured that our mines continue to run safely, profitably and sustainably, but that stakeholders, particularly our host communities, receive the support they need to deal with the pandemic crisis.

Ironically, among the few positives to emerge from the Covid-19 pandemic is the development of a closer working relationship with host governments as we supported their health efforts. The provision of facilities, resources and much-needed funding has been critical to accelerate and amplify the programmes by our host governments.

To date our operations have donated more than US$3m to communities and governments in goods and grants, medical and sanitisation equipment, food provisions to our most vulnerable communities, protective gear for our front-line people and educational campaigns in the community. These contributions demonstrate the commitment of our mines to going beyond compliance in safeguarding the health and wellbeing of their communities. Equally positive, governments have declared mining an essential service, which enables us to continue operating.

At Gold Fields, we continue to create value for our stakeholders in all of the regions we operate. The Group's value distribution to stakeholders has consistently totaled between US$2.4 billion to US$3.0 billion per year since 2014, when we first started measuring national value creation. Within this metric a particular focus for the Company is creating enduring value in our host communities, partnering with them on a shared value basis and enhancing our social license to operate.

During 2020, US$676m, or 28% of the US$2.85bn in total value creation, remained with these communities through three key initiatives:
- Preferentially employing people from our host communities,
- Prioritising procurement from community enterprises; and,
- Supporting socio-economic development of these communities.

Some key statistics that reflect the good work that Gold Fields is doing in creating economic development in our communities:
- Approximately 53% of our workforce, 8,752 people, are currently employed from our host communities
- In 2020 we created 672 non-mining jobs through our community investment programmes;
- Of our total procurement - by far the biggest spending item at our mines - US$536m, 29% of the total procurement spend, was with suppliers or contractors from our host communities.

To put this commitment to investing in our communities into a longer-term context: Over the past five years, Gold Fields has created over US$3.54bn in community value, which, we believe, presents a significant investment in the economic wellbeing of our host communities and the estimated 435,000 people who reside there.

At the same time, we need to ensure that our mining activities do not adversely impact the environment around our operations or damage the natural resources both our operations and host communities depend on. Pleasingly, we again recorded zero serious environmental incidents for the second year in a row – a good yardstick of our success in this area.

Turning to our People strategy. We continue to focus on building a more diverse and inclusive workforce, with particular emphasis on employing more women, residents from our host communities and, in South Africa, historically disadvantaged people.

While we have made progress in this regard – particularly at South Deep, where Historically Disadvantaged South Africans now comprise 73% (up from 72% last year) of the workforce, and women 23% (up from 20% last year). But we are falling short when it comes to broader gender diversity across the Company. Only 20% of our group's workforce and 21% of our leadership teams are women.

A diversity and inclusion strategy was approved by the Board in 2019, which sets out our People goals for the next five years and to which this Committee will hold management to account. Our strategy is maturing in its approach to attraction and retention of female employees as well as emphasising the importance of ensuring that all people are treated with dignity and respect. This requires a focus on workplace inclusiveness and diversity to make our workplaces more stable and sustainable.

Another key aspect of the Company's HR strategy is to prepare our people for new ways of working. Understanding and building a view of the "future of work" to complement our "mines of the future" is the catalyst to our focus and efforts with our people, both current and future. As we progress towards the mine of the future, it is inevitable that we will rely increasingly on new entrants into the labour market who possess the technical and non-technical skills necessary to prosper at the digital edge.

It also requires us to retrain, where possible, existing employees to succeed in an environment where automation, modernisation, mechanisation and digitisation are key. In the past six years, the company has invested almost US$100 million in targeted human resources development and training programmes.

Our new and emerging training and development programmes, recognising our priorities of diversity, inclusiveness and modernisation, are:
- Unconscious bias training to promote a culture of inclusivity;
- Diversity and inclusion programme , to promote learning in the virtual world;
- Mental health to build resilience; and,

- Virtual reality training across our sites to promote our modernisation journey by embracing technology.

The Chair earlier referred to our key strategic priorities and the Company's plans to consolidate these into an ESG Charter later in the year. Two of these ESG priorities are directly related to stakeholders, namely "building a diverse and inclusive workforce" and "unlocking business, community and stakeholder value".

These priorities are supported by a number of strategic intents, namely:

- Increase the proportion of women in our workforce, including women in leadership and women in mining in all our operating regions; and
- Drive value to our host countries and communities through in-country and host community procurement and job creation

I am confident that later this year we will have matched these intents to detailed targets and timelines that will provide our stakeholders with a firm road map against which they can track our commitment to consistently deliver shared value.

Now, just a few words on our increasing focus on Indigenous Peoples issues in Australia. Aboriginal and Torres Strait Islander peoples are key stakeholders at all our mines and we already enjoy a respectful relationship and formal Native Title Agreement with the Yilka and Sullivan Edwards Peoples at our Gruyere mine. We are embarking on strategies to develop similar frameworks to support and engage with the Aboriginal People at our other mines in Western Australia.

Gold Fields Australia is making good progress in implementing its Reflect Reconciliation Action Plan that seeks to develop respectful relations and develop formal engagement processes. The Reflect RAP is now complete, setting the foundation to build capacity at our operations to create meaningful employment and contracting opportunities for Aboriginal people. I also believe that through the Reflect RAP our People have a far greater understanding and cultural awareness of the Indigenous People they interact with. The second phase of the RAP programme has already commenced at our mines and offices.

The Region has published a new Aboriginal Cultural Heritage Standard, which seeks to address many of the key issues arising from the Juukan Gorge incident, as well as advocating a best-practice approach to the identification, understanding, management and preservation of Aboriginal cultural heritage sites. Implementation of the Standard will commence in Q2 2021 and continue throughout the year. The region has also put a moratorium on actioning new or existing section 18 applications (Aboriginal Heritage Act – where impact to a site is unavoidable).

In communicating our programmes and projects to our communities and People, we have discovered that social media is the most efficient way of doing so. Over the past five years, we have expanded to all the major social media platforms – Facebook, LinkedIn, Twitter and Instagram – and experienced strong growth on all them. Combined on all our regional and national social media platforms, we now have over 350,000 followers, while the number of engagements with our content hit almost 1 million last year. Gold Fields is a positive and fast-growing brand with our following up by 50%, impressions up by over 20% and recognition as the top sharer of ICMM content for the last two years. We recognise that this effort is getting our story out there, improving our reputation, sharing information and supporting our people and communities.

In closing, I would like to express my appreciation and gratitude to my co-directors, our management team and all Gold Fields employees around the world. They have ensured that the Social, Ethics and Transformation Committee continues to meet its performance objectives, thereby contributing to the company's sustainability and success. Their passionate advocacy of social performance, ethical business and the transformation of our company is what underpins our success both today and into the future.

Chair's Special Mention:

Every year I have a SET Chair's special mention, one that the committee and I believe has been impactful beyond our original goals and resulting in extraordinary outcomes for people or environment. This year I would like to pay tribute to the Gold Fields employees who played their part in setting up the Tshiamiso Trust, which, for the first time in December last year, made payments to former mineworkers who contracted Silicosis or TB from working in underground mines.

The Trust was the outcome of seven years of difficult legal negotiations and efforts to make provision for and support these mineworkers. Gold Fields has played a significant and leading role in settling South Africa's first-ever class action suit, incorporating government's payment mechanisms and, together with our peers, paying billions of rand into the Trust. After decades of neglect, these mineworkers are finally receiving some compensation for the hardships they suffered."

6 May 2021
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 6 May 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer